UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 001-13603
TE Products Pipeline Company, LLC
(Exact name of registrant as specified in its charter)
1100 Louisiana Street
Suite 1600
Houston, Texas 77002
(713) 381-3636
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
6.45% Senior Notes due January 15, 2008
7.51% Senior Notes due January 15, 2028
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☑
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☑
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:
6.45% Senior Notes due January 15, 2008: None*
7.51% Senior Notes due January 15, 2028: None**
*All 6.45% Senior Notes were repaid at maturity.
**All 7.51% Senior Notes were repurchased or redeemed.

     Pursuant to the requirements of the Securities Exchange Act of 1934, TE Products Pipeline Company, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 22, 2008	TE PRODUCTS PIPELINE COMPANY, LLC
	By:	TEPPCO GP, Inc., sole manager

	By:	/s/ Patricia A. Totten
		Name:	Patricia A. Totten
		Title:	Vice President, General Counsel and Secretary